

Received SEC
MAR 26 2013
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

REGULATION A OFFERING STATEMENT UNDER THE SECURITIES ACT OF 1933

ABBOTT ENERGY INC.
(Exact name of issuer as specified in its charter)

Minnesota
(State of Incorporation)

301 Fourth Ave. South, Suite 980, Minneapolis, MN 55415 (612) 328-4325
(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Robert O. Knutson, Attorney at Law
9372 Creekwood Drive, Eden Prairie, MN 55347
Phone: (952) 210-3105
(Name, address, including zip code, and telephone number, including area code, of agent for service)

1311	45-4728246
(Primary standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

Total number of sequential pages - 54

PART I – NOTIFICATION

ITEM 1. Significant Parties

(a) and (b) the issuer's directors and officers:

John Lai
Residential address:
3833 Ewing Ave. South
Minneapolis, MN 55410
Business address:
301 4th Ave. South – Suite 980
Minneapolis, MN 55415

Jeffrey L. Mills
Residential Address:
15165 Danbury Avenue
Rosemount, MN 55068
Business address:
(same as residential address)

(c) the issuer's general partners - Not applicable.

(d) and (e) the issuer's record and beneficial owners of 5% of more of its common stock:

Gary Oberg (33,000 shares)
Residential address:
65631 216th Street
Darwin, MN 55324
Business address:
145 Third St. South
Dassel, MN 55325

James Marchessault (18,000 shares)
Residential address:
3218 Butternut Circle
Prior Lake, MN 55372
Business address:
3200 Third Circle - #143
Burnsville, MN 55306

Robert Stillman (15,000 shares)
Residential address:
4205 Berkshire Court North
Plymouth, MN 55446
Business address:
None (retired)

Elwood Klingbeil (6,500 shares)
Residential address:
501 N. State Street
Bricelyn, MN 56014
Business address:
None (retired)

Steven Klingbeil (6,500 shares)
Residential address:
15838 State Hwy 22
Wells, MN 56097
Business address:
(same as residential address)

(f) promoters of the issuer:
John Lai and Gary Oberg (see above for addresses)

(g) affiliates of the issuer:
John Lai, Jeffrey L. Mills and Gary Oberg (see above for addresses)

(h) counsel to the issuer:
Robert O. Knutson
Residential address:
9372 Creekwood Drive
Eden Prairie, MN 55347
Business address:
(same as residential address)

(i) each underwriter with respect to the proposed offering:
None

(j), (k), (l), and (m) the underwriter's directors, officers, general partners and counsel:
Not applicable.

ITEM 2. Application of Rule 262

(a) None of the persons identified in response to Item 1 are subject to any of the disqualification provisions set forth in Rule 262.

(b) Not applicable.

ITEM 3. Affiliate Sales
Not applicable.

ITEM 4. Jurisdictions in Which Securities Are to be Offered.

(a) None.

(b) The securities will be offered in Minnesota by officers and directors of the issuer on a best-efforts basis. See "Plan of Distribution" in the Offering Circular.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

(a) (1) The name of the issuer is Abbott Energy Inc.
(2), (3) and (4) The title of securities is Common Stock, $.01 par value per share. The amount of securities, consideration and basis therefore, and the names and identities of the persons are as follows:
(i) 5,000 common shares were issued to each of directors John Lai and Jeffrey L. Mills, a total of 10,000 shares, for their services incident to the organization and incorporation of the issuer and valued by the Board of Directors of the issuer at $.50 per share, a total valuation of $5,000. This of course was not an independent or objective valuation transaction since they were the only two directors, but the issuer believes Messrs. Lai and Mills performed considerable valuable services for these shares.

(ii) Incident to its founding, the issuer sold a total of 33,000 shares to Gary Oberg, founder/promoter and principal shareholder of the issuer, at $1.00 per share, or aggregate consideration of $33,000. This was an arbitrary price established by Mr. Oberg and the Board of Directors of the issuer.

(iii) Through a private placement, the issuer sold a total of 54,000 shares to seven investors, at $1.50 per share, or aggregate consideration of $81,000, all of whom are accredited investors as defined by rules of the SEC. The price per share for this private placement was determined arbitrarily by the Board of Directors of the issuer.

(b) None - not applicable.

(c) The issuer relied on the exemption under Section 4(2) of the Securities Act of 1933 regarding all shares sold in the aforementioned three issuances of unregistered securities. All shareholders are accredited investors, no advertising or other public solicitation was involved, the shares were purchased for investment and not a present view to further distribution, and the certificates for all issuances contain a restrictive legend prohibiting Resale or further distribution thereof unless registered under applicable securities laws or satisfying an exemption from such registration.

ITEM 6. Other Present or Proposed Offerings.

None

ITEM 7. Marketing Arrangements.

(a) None
(b) None

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement.

None

ITEM 9. Use of a Solicitation of Interest Document.

No publication authorized by Rule 254 was used prior to the filing of this notification.

PART II -- OFFERING CIRCULAR

An Offering Circular pursuant to Model B of Part II of Form 1-A is attached hereto.

Part F/S

Audited financial statements under Part F/S of Part II of Form 1-A are included in the Offering Circular.

PART III – EXHIBITS

Item 1. Index to Exhibits.

An index of exhibits is presented immediately following this cover page to Part III.

Item 2. Description of Exhibits

Exhibit (2) Articles of Incorporation and by-laws

Exhibit (3) Form of stock certificate

Exhibit (4) Subscription agreement

Exhibit (9) Impoundment agreement for minimum proceeds

Exhibit (10)(a) Consent of auditor

Exhibit (11) Opinion of counsel as to the legality of the securities

INDEX TO EXHIBITS

SIGNATURES

The issuer has duly caused this offering statement to be signed by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on March 22, 2013.

Abbott Energy Inc.



By________________________
John Lai, President

This offering statement has been signed by the following persons in the capacities and on the dates indicated.



________________________ March 22, 2013
John Lai, Chief Executive Officer, Chief Financial Officer and Director



________________________ March 22, 2013
Jeffrey L. Mills, Director

Offering Circular **120,000 Shares**
Common Stock

ABBOTT ENERGY INC.

301 Fourth Ave. South – Suite 980
Minneapolis, MN 55415
Phone: (612) 328-4325

These common shares offered by Abbott Energy Inc. (the "Company") involve a high degree of risk and immediate substantial dilution. ***See "Risk Factors" and "Dilution."***

Prior to this offering there has been no market for the common stock of the Company (the "Shares"). The offering price of the Shares has been arbitrarily determined by the Company and bears no relationship to the Company's revenues, assets, net worth, or other recognized valuation criteria. There is no assurance these Shares can be resold at the offering price or that a trading market for them will develop subsequent to this offering.

THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION. THE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THE COMMISSION ALSO HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

	Price to Public	Underwriting Commissions (1)	Proceeds to Company (2)
Per Share	$ 2.50	$ -0-	$ 2.50
Total Minimum (60,000 shares)	$150,000	$ -0-	$150,000
Total Maximum (120,000 shares)	$300,000	$ -0-	$300 ,000

(1) These securities are being offered by the officers and directors of the Company with no compensation payable to them for sales made by them. See "Plan of Distribution."
(2) Before deducting offering expenses payable by the Company estimated at $35,000.

This offering is being made on a "best efforts" basis. All proceeds received by the Company with respect to the minimum 60,000 shares will be deposited with Bremer Bank, Eden Prairie, Minnesota as Impoundment Agent. If the minimum 60,000 shares are not sold within 120 days from the date hereof, this offering will terminate and all funds paid for shares will be returned to purchasers without any deductions and without interest. See "Plan of Distribution."

The date of this Offering Circular is _______________, 2013

Until , 2013 (90 days after the first day upon which the first securities offered hereby were bona fide offered to the public), all dealers effecting transactions in the securities offered hereby, whether or not participating in this distribution, may be required to deliver a current Offering Circular with respect to those securities to purchasers thereof prior to or concurrent with the receipt of the confirmation of the sale of those securities.

TABLE OF CONTENTS

No person has been authorized to give any information or to make any representations other than those contained in this Offering Circular and, if given or made, such information or representations must not be relied upon as having been authorized by the Company. This Offering Circular does not constitute an offer to sell or a solicitation by anyone in any state in which such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Offering Circular nor any sales made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this Offering Circular.

OFFERING CIRCULAR SUMMARY

The Company

Abbot Energy Inc. (the "Company") was organized and incorporated in Minnesota in March 2012 to engage in the petroleum industry primarily through acquiring and holding revenue-producing minority interests in developed oil and gas properties. The Company intends to focus its acquisitions toward royalty and non-operated working interests in properties located onshore in the mid-continental petroleum basins of the USA. The business strategy of the Company is to participate in ongoing revenues from owning minority interests in a diversified portfolio of oil and gas wells.

To date the Company has purchased one oil and gas lease interest, a non-operated minority working interest in a well in Polk County, Texas, which produces commercial quantities of both natural gas and liquid condensates. The Company is currently evaluating additional properties, and anticipates that its future acquisitions will be located primarily in mature developed mid-continental oil and gas fields.

Future acquisitions of the Company will be targeted toward royalty or non-operated working interests in properties not requiring any active management by the Company, but rather being managed by professional oilfield operators experienced in local production operations. The Company does not intend to invest or participate in any drilling or exploratory operations.

The business office of the Company is located at 301 Fourth Ave. South, Suite 980, Minneapolis, MN 55415, and its telephone number is (612) 328-4325.

The Offering

Securities offered................................	60,000 (minimum) to 120,000 (maximum) common shares.
Offering price and gross proceeds....	\$2.50 per share – (\$150,000 minimum to \$250,000 maximum).
Common stock outstanding................	Before offering, 97,000 shares; after offering, 157,000 shares if the minimum offering is sold, or 217,000 shares if the maximum offering is sold.
Use of net proceeds............................	Acquisition of oil and gas lease interests and working capital.

Risk Factors and Dilution

The securities offered hereby are speculative, involve a high degree of risk and immediate substantial dilution. See "Risk Factors" and "Dilution."

Selected Financial Information	**From inception (3/6/12)**
Operating statement data:	**to December 31, 2012**
Revenues	\$ 3,185
Net loss	\$ (8,723)
Balance sheet data:	**As of December 31, 2012**
Current assets (cash)	\$ 83,970
Total assets..	\$ 100,277
Total liabilities	\$ -0-
Working capital	\$ 83,970
Shareholders' equity	\$ 100,277

RISK FACTORS

The common shares of this offering are very speculative and involve a high degree of risk. Prospective investors should be aware of and carefully consider, in addition to other matters in this Offering Circular, the following risk factors.

Limited Operating History. The Company has a very limited operating history, revenues of only $3,185 since inception, no profitable operations to date, and a net loss of $(8,723) since inception to December 31, 2012. Thus there is no basis in experience to assume the Company can succeed and become profitable in its future operations. There is also no assurance the Company can acquire oil and gas property interests which produce sufficient revenues to generate a profit to the Company. Moreover, the Company is subject to the learning mistakes and start-up expenses inherent in a new business venture. Accordingly, the Shares in this offering should not be purchased by any person who cannot afford the loss of the entire investment.

Additional Financing. The Company believes the net proceeds from this offering, along with its current capital funds, will enable it to finance its anticipated business strategy to acquire material interests in oil and gas properties. Additional financing most likely will be required, however, to expand the Company's petroleum assets and revenues on an ongoing basis, particularly if only the minimum 60,000 shares are sold in this offering. If and when any additional future financing is sought, however, no assurance can be given that the Company will be able to obtain it on satisfactory terms through either equity or debt sources, if at all. Moreover, any additional equity financing may result in significant dilution of the equity of existing shareholders.

Lack of Experience. The Company has little experience in its chosen field, limited only to the purchase of a small interest in one producing oil and gas well in Texas and evaluating certain additional oil and gas properties for potential future purchase. Accordingly, there can be no assurance that the Company will be able to evaluate and purchase oil and gas interests which prove profitable to its shareholders.

General Industry Risk Factors. The production of oil and gas involves many and substantial risks and by its nature is very speculative. Moreover, the operations and amounts of revenues and expenses regarding the Company's oil and gas lease interests involve many factors outside the Company's control. These factors include worldwide and domestic economic conditions, frequent and substantial fluctuations in oil and gas prices, availability and cost of oilfield equipment and supplies, labor costs and conditions, substantial state and federal governmental regulation of oil and gas production (especially relating to environmental protection and conditions), competence of operating and maintenance personnel servicing the leases, governmental severance taxes, and costs of and access to transportation of petroleum products from wells.

In particular, any material decreases in prevailing petroleum market prices would impair the commercial value of our properties substantially and seriously decrease or even eliminate any profitability realized by the Company.

Operational Hazards. There are also various and substantial operating and environmental hazards involved in producing oil and gas wells, fire hazards, equipment breakdowns resulting in loss of production for significant periods or harmful oil or salt water spills, unexpected underground formation pressures or other unforeseen conditions at the well sites. Any of these hazards occurring at wells in which the Company has an interest may cause the Company to incur substantial increased costs, or even incur liability to third parties or governmental entities for which the Company will not be insured.

Reliance Upon Part-Time Management Having Limited Experience. The future of the Company will depend on the decisions and efforts of its management, who will only devote limited time to the business and affairs of the Company, who have relatively limited experience in the petroleum industry, and who are engaged primarily in other business employment or activities not involving the Company. Accordingly, the Company will need to retain outside advisory persons having experience in the industry, and there is no assurance the Company can find and retain qualified advisors at reasonable compensation.

Notwithstanding the part-time employment of its management, the Company will be substantially dependent on the services and abilities of its current management. If the services of one or more of its management become unavailable to the Company for any reason, the business of the Company would be adversely affected. There are no employment or service agreements between the Company and any of its management.

Competition. The acquisition of interests in producing oil and gas leases such as being sought by the Company is highly competitive, and the Company must compete with numerous individuals, companies, partnerships, professional firms, and other entities seeking petroleum properties like those being wanted by the Company, most of whom are already established in the industry. Competitors include publicly traded and private industry companies, financial institutions, numerous wealthy individuals experienced in such acquisitions, local operators of wells, and others. Virtually all our competitors possess substantially greater financial, personnel, operational and other resources than those possessed by the Company, and also have significantly more experience in the petroleum industry in comparison to the Company.

Lack of Cash Dividends. The Company has not paid any dividends on its common stock, and does not anticipate the payment of cash dividends on the Shares in the foreseeable future. The Shares in this offering should not be purchased by any investors who require or anticipate the need for dividends from their investments.

Arbitrary Offering Price. The offering price and number of Shares in this offering were determined arbitrarily by the Company, and are not based on net worth, earnings, revenues, assets or any other criteria of investment valuation. There is no assurance that the Shares can be resold by investors in this offering without incurring a loss, if at all.

Lack of Market for Shares. There is no existing public market for the common stock of the Company, and there is no assurance a trading market for the Shares will ever develop or exist after this offering. There is also no assurance that any public trading market that develops will continue or be effective with reasonable liquidity. Accordingly, investors in these Shares may have difficulty in reselling their Shares as they may desire.

Preferred Shares. The Company's authorized capital stock includes 20,000,000 shares of Preferred Stock. The Board of Directors of the Company, without any action or consent of its shareholders, has the sole power to designate from the authorized preferred shares whatever classes or series of preferred stock are deemed necessary or appropriate, and to establish the rights (including voting rights), preferences, and privileges of such designated preferred stock. The ability of the Board of Directors to create and issue such preferred shares could adversely affect the voting power and other rights of common stockholders, such as impeding or even preventing a beneficial takeover or business combination proposal regarding the Company.

Future Sales of Existing Outstanding Shares. All of the Company's currently outstanding 97,000 common shares are "restricted securities" which in the future may be sold pursuant to Rule 144 of the Securities Act of 1933. Rule 144 generally provides that a person not an affiliate of the Company, and who has held restricted securities for at least a year, may sell such shares without limitation or any notice filing requirements. As for affiliated persons, which includes the officers, directors and principal shareholders of the Company, they also must hold their restricted securities for at least a year and in addition are limited every three months to selling one percent of the Company's outstanding common shares as well as filing a notice of sale with the Securities and Exchange Commission. None of the presently outstanding common shares of the Company are eligible to be sold under Rule 144 until May 2013, and thereafter any sales made under Rule 144 could have a depressive effect on the price of the Company's common stock in any public market that may develop.

Control by Existing Management and Shareholders. Assuming completion of the maximum offering of 120,000 Shares, the officers and directors and principal shareholders of the Company and persons associated with them will own at least 30% of the Company's outstanding common stock, and will own a much larger percentage if less than the maximum Shares are sold. Accordingly, such persons most likely will be able to control all material operations and affairs of the Company after this offering, including the election of members of the Board of Directors and the selection and approval of any acquisitions made by the Company.

The following table sets forth, as of December 31, 2012, a comparison of the respective investments and equity holdings of the current shareholders and the investors in this offering:

	Shares Purchased		% of Total Shares		Consideration		% of Consideration	
	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Present shareholders....	97,000	97,000	61.8%	55.3%	$119,000	$119,000	44.2%	28.4%
New investors..............	60,000	120,000	38.2%	44.7%	150,000	300,000	55.8%	71.6%
Total...............................	157,000	217,000	100%	100%	$269,000	$419,000	100%	100%

DILUTION

The net tangible book value of the Company's 97,000 shares of outstanding common stock as of December 31, 2012 was $94,277, or approximately $.97 per share.

After giving effect to the sale of the minimum 60,000 shares in this offering, and after deduction of estimated offering expenses, the net tangible book value as of December 31, 2012 of the 157,000 shares then outstanding would have been $209,277, or approximately $1.33 per share. This represents an immediate increase in the net tangible book value of the shares of common stock held by current shareholders of $.36 per share and a corresponding immediate dilution of $1.17 per share to investors purchasing Shares in this offering. If the maximum 120,000 shares are sold in this offering, the net tangible book value as of December 31, 2012 of the 217,000 shares then outstanding would have been $359,277, or approximately $1.66 per share. This represents an immediate increase in the net tangible book value of the shares of common stock held by current shareholders of $.69 per share and a corresponding immediate dilution of $.84 per share to investors purchasing Shares in this offering.

"Net tangible book value" of common stock is the amount that results from subtracting the book value of intangible assets (in this case, deferred offering costs) from stockholders' equity. "Dilution" is the difference between the public offering price per Share and the net tangible book value per share of common stock immediately after the offering.

As of December 31, 2012, the following table sets forth this per share dilution:

	Number of Shares Sold			
	Minimum		Maximum	
Public offering price		$2.50		$2.50
Net tangible book value before offering	$.97		$.97	
Increase attributable to investors in this offering	.36		.69	
Pro forma net tangible book value after offering		1.33		1.66
Dilution to investors in this offering		$1.17		$ .84

DIVIDEND POLICY

The Company has not paid any cash dividends on its common stock since inception, and does not anticipate payment of any cash dividends in the foreseeable future. Any future payment of cash dividends will depend upon a number of factors including the financial condition of the Company and its future capital needs and results of operation. The Shares in this offering should not be considered or purchased by investors who need or anticipate dividends from their investments.

USE OF PROCEEDS

After deducting anticipated expenses of the offering, the estimated net proceeds from the maximum offering are $265,000 and from the minimum offering are $115,000. The Company currently intends to apply these net proceeds approximately as follows:

	Sale of Maximum Shares	Sale of Minimum Shares
Acquisition of oil and gas lease interests	$229,000	$ 91,000
Working capital expenses, including management and consulting compensation, professional fees and general and administrative costs	36,000	24,000
Total net proceeds	$265,000	$115,000

The Company believes that, together with its current funds and projected revenues, the net proceeds from even the minimum offering will enable it to execute its business plan effectively. After the net proceeds from this offering are spent, however, continued operations of the Company will depend upon generating working capital from profitable operations or obtaining additional capital through debt or equity sources. There can be no assurance the Company will be able to operate profitably or that additional financing, if needed, will be available from any source.

The foregoing use of proceeds is based upon the Company's expectations regarding its current business plan for future operations and acquisitions of oil and gas interests. If such expectations do not occur or if such use of proceeds proves impractical, the Company may modify the intended use of proceeds as it deems appropriate.

Pending the use of the net proceeds for operations or acquisitions as described above, the Company may invest such funds in short-term interest bearing investments.

CAPITALIZATION

The following table sets forth the capitalization of the Company as of December 31, 2012, and as adjusted to give effect as of that date to the sale and issuance of the minimum 60,000 Shares and the maximum 120,000 Shares of this offering:

		Adjusted for Sale of	
	Actual	Minimum Shares	Maximum Shares
Liabilities including any debt....................................	$ -0-	$ -0-	$ -0-
Shareholders' Equity:			
Preferred Stock, $.01 par value, 20,000,000 shares authorized, none outstanding................	--	--	--
Common Stock, $.01 par value, 100,000,000 shares authorized; 97,000 shares issued and outstanding, 157,000 shares as adjusted for minimum offering and 217,000 shares as adjusted for maximum offering.........................	100,277	215,277	365,277
Total capitalization...	$100,277	$215,277	$365,277

BUSINESS OF COMPANY

The Company was organized and incorporated in Minnesota in March 2012 to engage in the petroleum industry primarily through acquiring and holding revenue-producing minority interests in oil and gas properties. The Company intends to focus its acquisitions toward royalty and non-operated working interests in developed oil and gas leases located onshore in established mid-continental petroleum basins of the USA. Such sedimentary basins feature many oil and gas fields which have produced for decades from multiple geologic formations.

The business strategy of the Company is to participate in ongoing revenue streams from holding minority interests in a diversified portfolio of oil and gas wells.

Future acquisitions of the Company will be targeted toward royalty interests or small non-operated working interests in developed producing properties not requiring any active management by the Company, but rather being managed and operated by professional oilfield operators experienced in local production operations. We do not intend to acquire any petroleum lease interests unless they have current commercial production and adequate remaining reserves. We also do not intend to invest or participate in any drilling or exploratory operations. We expect to acquire interests in leases producing only oil, only gas, or both oil and gas, which leases could include production from shallow formations, medium formations or deep formations. Lease interests acquired by us may include interests in more traditional vertical wells or in relatively modern horizontally drilled wells. We also may acquire equity interests in small domestic companies having achieved material profitable operations from their oil and gas properties.

We intend to acquire oil and gas properties through negotiated purchases directly with their current owners or through bidding for them at professional auctions conducted at well-established live auction sites or specialized internet auction websites. We believe that our management and persons associated with them have the experience and ability to evaluate and acquire royalty and non-operated working interests in producing oil and gas leases at favorable prices.

To date the Company has purchased one oil and gas interest, being a non-operated small working interest in a well in Polk County, Texas which produces commercial quantities of both natural gas and liquid condensates. The Company currently is evaluating additional oil and gas lease interests, and anticipates that any future acquisitions will be located in mature developed oil and gas fields in Texas, Louisiana, Kansas, Oklahoma and adjoining states.

The Company believes that it is engaging in its chosen business at a favorable time, since the demand for energy resources and products has steadily increased in recent years and supported healthy petroleum prices. We believe that favorable conditions and prices for petroleum products will continue in the coming years due to a number of significant factors including that commercial petroleum deposits are harder and more expensive to find ("finding costs") and to develop and produce ("lifting costs"), that governmental regulations have made it more difficult to explore for and produce additional petroleum deposits, and that increasing worldwide energy demand will continue, particularly supported by rapid-growth economies like China and India.

Royalty and Non-Operated Working Interests

Minority oil and gas interests targeted by us for acquisition will consist of either "royalty" interests or "working" interests. Except for paying their respective share of state or federal production (severance) taxes, holders of royalty interests receive a fixed royalty percentage of all lease production revenues without having to bear or pay any share of the lease operating expenses (LOE). Accordingly, royalty interest holders derive income from the lease whenever it is producing, regardless of the operational costs of labor, equipment, utilities and other supplies to conduct production and maintenance of the lease. Working interests, on the other hand, represent the remaining net production revenues, if any, from a lease after subtracting all production taxes, royalties and lease operating expenses. Thus the value of a minority working interest depends significantly on the prevailing price for petroleum products as well as the experience and effectiveness of the local operator of the lease. This key difference between a royalty interest and a working interest is a significant factor to consider in valuing minority interests in oil and gas leases for possible acquisition.

Acquisition Policies

Following are acquisition guidelines we have established regarding any future purchases of oil and gas properties:

- No participation in new or infill extension drilling which would require material cash outlays from us with uncertain results;
- Diversification from holding both oil and gas interests as well as through owning properties located in different petroleum basins;
- Purchasing lease interests only in properties having current commercial production on a regular basis;
- Focusing primarily on established domestic Mid-Continental oil and gas basins already familiar to our management; and
- Limiting our acquisitions to royalty or minority non-operated working interests or small equity positions not requiring any active management by the Company, but rather having professional lease operators experienced in local production operations.

The Company's Texas Lease Interest

The Company owns one petroleum property, which consists of a small working interest in the Champion International B-5 well in Polk County, Texas. The Company acquired a 1.95% working interest in this well for $11,000 in August 2012, which produces natural gas and liquid condensates from the Woodbine formation. During the five-month period from August-December, 2012, this well produced 5,213 MCF (one MCF equals one thousand cubic feet) of natural gas and 695 barrels of liquid condensates.

Personnel and Property

The Company has no personnel other than its part-time President. The Company does not own any property assets other than its Texas lease interest and the cash funds in its bank account.

Company Offices

The Company maintains it offices in Minneapolis without charge at the office of its Chief Executive Officer, 301 Fourth Avenue So., Suite 980, Minneapolis, MN 55415, and the Company's telephone number is (612) 328-4325.

MANAGEMENT

The Company's directors and executive officers are as follows:

Name	Age	Position
John Lai	50	President, CEO/CFO and Director
Jeffrey L. Mills	51	Director

Members of the Board of Directors of the Company serve until the next regular meeting of our shareholders or until their successors are elected and shall qualify. Executive officers of the Company are appointed by and serve at the discretion of the Board of Directors.

JOHN LAI has been President and a director of the Company since its inception. Mr. Lai has over 25 years of management, venture capital and financial operations experience, including key consulting roles for several significant acquisition or merger transactions. Since the beginning of 2012, Mr. Lai has been Chief Executive Officer of Blue Earth Resources, Inc., an oil and gas property company based in suburban Minneapolis; and from 2009-2011 he was President and a director of Rovrr, Inc., a Minneapolis-based company which provided marketing and website solutions for internet social networking companies.

JEFFREY L. MILLS has been a director of the Company since its inception. Mr. Mills has been employed by Xerox Corporation for the past 25 years while serving in various operational and sales positions in the Minneapolis/St. Paul region. He has served as a director or executive officer with several private and small public companies, including currently being a director of DigitalTown Inc., a public company registered and reporting under the Securities Exchange Act of 1934.

Compensation of Management

The President of the Company is serving only on a part-time basis and will be compensated in reasonable amounts for his actual time spent in evaluating, acquiring and administrating oil and gas properties owned by the Company. The Company anticipates its President will spend 10-15% of his time on Company business. Officers and directors of the Company will be reimbursed for any travel and other expenses incurred by them for Company business.

The directors of the Company currently are not being compensated in their positions as a director. Commencing in 2014, however, the Company most likely will grant reasonable stock options or stock awards to its directors for serving on its Board of Directors.

Potential Conflict of Interest

The President of the Company is also the Chief Executive Officer of Blue Earth Resources, Inc. ("Blue Earth") which holds many interests in oil and gas leases. Although this appears to be a material conflict of interest, the Company does not regard it as such since Blue Earth is currently and for the foreseeable future involvec in acquiring majority working interests in oil and gas properties which will be operated by Blue Earth or an independent operator retained by Blue Earth. The Company does not intend to target or acquire any such majority interests in petroleum properties requiring the Company to be responsible for operations, i.e. the Company will only acquire royalty and minority non-operated working interests.

Accordingly, the circumstance that the Company's President is also Chief Executive Officer of Blue Earth would only be regarded by the Company as a material conflict of interest in the event either company changed its business plan resulting in both companies targeting and competing for the same type of oil and gas lease interests.

Related Party Transaction

In May 2012, the Company issued a total of 10,000 shares of its common stock to its two directors, including 5,000 shares to each of them, in consideration for their management services relating to the organization and incorporation of the Company.

PRINCIPAL AND MANAGEMENT SHAREHOLDERS

The following table sets forth as of the date of this Offering Circular, the number of shares of common stock of the Company beneficially owned by each person owning more than 10% of the Company's outstanding common stock, by each director and officer of the Company, and by all officers and directors as a group.

Name and Address	Shares Owned	Percent Before Offering	Percent After Offering	
			Maximum	Minimum
Gary Oberg 65631 216th Street Darwin, MN 55324	33,000	34.0%	21.0%	15.2%
James Marchessault 3218 Butternut Circle Prior Lake, MN 55372	18,000	18.6%	11.5%	8.3%
Robert Stillman 4205 Berkshire Ct. North Plymouth, MN 55446	15,000	15.5%	9.6%	6.9%
John Lai 301 Fourth Ave. South Minneapolis, MN 55415	5,000	5.2%	3.2%	2.3%
Jeffrey L. Mills 15165 Danbury Avenue Rosemount, MN 55068	5,000	5.2%	3.2%	2.3%
All directors and officers as a group (2 persons)	10,000	10.4%	6.4%	4.6%

DESCRIPTION OF CAPITAL STOCK

The Articles of Incorporation of the Company authorize 120,000,000 shares of capital stock consisting of 100,000,000 shares of Common Stock, $.01 par value per share, and 20,000,000 shares of Preferred Stock., also $.01 par value per share. As of the date of this Offering Circular, there are 97,000 outstanding common shares and no outstanding preferred shares.

Common Stock

Each share of the Company's Common Stock is entitled to participate pro rata in any declaration of dividends and in any distributions to shareholders upon liquidation or dissolution. There are no preemptive or conversion rights, or redemption or sinking fund provisions relating to the Common Stock. The Board of Directors has the right without shareholder action to issue any available shares of authorized Common Stock not yet outstanding. All outstanding shares of Common Stock are fully paid and nonassessable, and all Shares sold and paid for in this offering will be fully paid and nonassessable when issued.

Each share of Common Stock is entitled to one vote for all purposes. Significant corporate transactions such as reorganizations, mergers and other business combinations require approval by the affirmative vote of a majority of the outstanding shares of Common Stock. Other matters to be voted on by shareholders normally require the affirmative vote of only a majority of the shares present at a shareholders' meeting. Cumulative voting for directors is not permitted, which means that a person or group of affiliated persons holding a majority of outstanding common shares can elect all members of the Board of Directors.

The rights of holders of Common Stock of the Company may in the future become subject to prior and superior rights and preferences in the event the Board of Directors designates one or more classes or series of Preferred Stock of the Company. The Board of Directors has no current plan to designate any class or series of Preferred Stock.

Currently the Company is acting as its own transfer agent for its common stock. Assuming this offering is completed, the Company intends to promptly retain a recognized and reliable independent transfer agent.

Preferred Stock

The Company has 20,000,000 authorized shares of Preferred Stock, none of which are outstanding. The Board of Directors of the Company has the power, without any action or consent by holders of outstanding common shares, to establish one or more classes or series of preferred shares and to designate the relative powers, rights, qualifications, restrictions, and preferences of each such class or series, including the right to create voting, dividend and liquidation rights greater than those of the common stock of the Company.

Reports to Shareholders

The Company intends to provide its shareholders with an annual report containing audited financial statements of the Company, and in addition may distribute certain interim unaudited financial reports.

PLAN OF DISTRIBUTION

The Company is offering, for its own account and pursuant to a continuing offer, a minimum of 60,000 Shares and a maximum of 120,000 Shares at a public offering price of $2.50 per common share. These Shares will be offered and sold by the executive officers and directors of the Company with no compensation being paid to them for their sales efforts in this offering, except for reimbursement for expenses incurred by them on behalf of the Company.

These Shares are being offered and sold strictly on a "best efforts" basis, and accordingly there is no assurance that all or any part of this offering will be subscribed for by investors. No person or group of persons are under any obligation to purchase any Shares of this offering.

All funds received by the Company with respect to the minimum 60,000 Shares will be transmitted promptly to Bremer Bank, Eden Prairie, Minnesota for escrow deposit pursuant to the terms of an Impoundment Agreement. In the event all 60,000 Shares are not sold within 120 days of the date of this offering circular, all such deposited funds will be returned promptly in full to subscribers without deduction therefrom or payment of interest thereon. Assuming completion of the minimum offering and release of the related escrowed funds to the Company, the Company will continue to offer and sell any remaining Shares of the offering for a period not to exceed 60 days after the initial 120-day escrow period, after which the offering will terminate.

These Shares are offered by the Company subject to prior sale, withdrawal, cancellation or modification of the offering without notice, and the Company reserves the right to reject any subscription in part or in whole.

LEGAL MATTERS

The validity of the Shares of this offering and any other legal matters in connection with the issuance and sale of the Shares are being passed upon for the Company by the suburban Minneapolis law offices of Robert O. Knutson, 9372 Creekwood Drive, Eden Prairie, Minnesota 55347.

EXPERTS

The financial statements of the Company included in this Offering Circular have been so included in reliance upon the report of Randy Simpson CPA, P.C., independent certified public accountant, given on the authority of said firm as expert in auditing and accounting.

ADDITIONAL INFORMATION

The Company has filed with the principal office of the Securities and Exchange Commission in Washington, D.C. an Offering Statement under Regulation A of the Securities Act of 1933, as amended, with respect to the securities offered hereby. This Offering Circular does not contain certain information included in the Offering Statement. Copies of such information may be obtained upon payment of prescribed fees from the Public Reference Section of the Securities and Exchange Commission, 450 5th Street N.E., Washington, D.C. 20549, or may be examined there without charge.

Randy Simpson CPA, P.C.
11775 South Nicklaus Road
Sandy, Utah 84092

Board of Directors and Stockholders
ABBOTT ENERGY INC.
Eden Prairie, Minnesota

INDEPENDENT AUDITORS' REPORT

I have audited the accompanying balance sheet of ABBOTT ENERGY INC. as of December 31, 2012 and the related statement of stockholders' equity, operation, and cash flow for the period from incorporation (March 5, 2012) through December 31, 2012. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit of the financial statements provides a reasonable basis for my opinion.

In my opinion, based on my audit, the financial statements referred to above present fairly, in all material respects, the financial position of ABBOTT ENERGY INC. as of December 31, 2012 and the results of its stockholders' equity, operations, and cash flows for the period from incorporation (March 5, 2012) through December 31, 2012 in conformity with generally accepted accounting principles.



Randy Simpson, CPA, P.C.
A Professional Corporation
February 23, 2013
Sandy, Utah

ABBOTT ENERGY INC.
BALANCE SHEET

	December 31, 2012
ASSETS	
Current Assets:	
Cash	$ 83,970
Total Current Assets	83,970
Oil & Gas Properties:	
Wells in production	11,000
Accumulated depletion	(693)
Net Oil & Gas Properties	10,307
Deferred Offering Costs	6,000
Total Assets	$ 100,277
LIABILITIES AND STOCKHOLDERS' EQUITY	
Current Liabilities:	
Accounts payable	$ -
Total Current Liabilities	-
Stockholders' Equity:	
Preferred stock: par value $ .001, authorized 20,000,000 shares none outstanding as of December 31, 2012	-
Common stock: par value $ .001, authorized 100,000,000 shares 97,000 shares issued and outstanding as of December 31, 2012	970
Additional Paid in Capital	108,030
Accumulated Deficit	(8,723)
Total Stockholders' Equity	100,277
Total Liabilities and Stockholders' Equity	$ 100,277

See accompanying notes to financial statements.

ABBOTT ENERGY INC.
STATEMENT OF OPERATIONS
Period From Incorporation (March 5, 2012) to December 31, 2012

Revenue:			
Oil & Gas Production Revenue		$	3,185
	Total Revenues		3,185
Expenses:			
Well operating expenses including severance taxes			945
Cost depletion on oil & gas wells			693
Professional fees			3,000
Administrative Costs			770
Management Consulting			6,500
	Total Expenses		11,908
	Net loss before taxes		(8,723)
Income taxes			-
	Net Loss	$	(8,723)
Per Share Data:			
	Weighted Average Shares Outstanding		54,655
Net Loss per Common Share :		$	(0.16)

See accompanying notes to the financial statements.

ABBOTT ENERGY INC.

Statement of Stockholder's Equity

Period from Incorporation (March 5,2012) to December 31,2012

Common Stock , No Preferred Stock Outstanding

Description of Activity	Number of Shares	Par Value $0.001	Paid In Capital	Accumulated Deficit	Total Equity (Deficit)
Stock issued for compensation @ $.50 Per Share	10,000	$ 10	$ 4,990	$ -	$ 5,000
Sale of Shares @ $.1.00 Share in Private Placement-	33,000	33	32,967	-	33,000
Sale of Shares @ $.1.50 Share in Private Placement-	54,000	54	80,946	-	81,000
Net Loss for the Period from Incorporation (March 5,2012) to December 31,2012	-	-	-	(8,723)	(8,723)
Balances at December 31, 2012	97,000	$ 97	$ 118,903	$ (8,723)	$ 110,277

See accompanying footnotes to financials.

ABBOTT ENERGY INC.
STATEMENT OF CASH FLOWS
Period from Incorporation (March 5, 2012) to December 31, 2012

Cash Flows used in Operating Activities:		
Net Loss	**$**	**(8,723)**
Adjustments to Reconcile Net Loss to Net Cash Flow used inoperating activities:		
Common stock issued to management		5,000
Cost depletion		693
Net Cash Used In Operating Activities		**(3,030)**
Cash Flows used in Investing Activities:		
Purchase of oil & gas properties		(11,000)
Net Cash Used In Investing Activities		**(11,000)**
Cash Flows provided by Financial Activities:		
Sale of common stock, net of offering costs paid of $10,000		104,000
Deferred offering costs		(6,000)
Net Cash Provided by Financing Activities		**98,000**
Net Increase in Cash		**83,970**
Cash at Beginning of Period		**-**
CASH AT END OF PERIOD	**$**	**83,970**

See accompanying notes to the financial statements.

ABBOTT ENERGY INC.
Notes to Financial Statements
For Year Ended December 31, 2012

Note 1 – Nature of Business and Summary of Significant Accounting Policies

Abbott Energy Inc. (the "Company") was incorporated on March 5, 2012 under the laws of the State of Minnesota. The Company is engaged in the business of purchasing and holding for profit various revenue-producing minority non-operator working interests and royalty interests. These oil and gas properties are located onshore in the mid-continental petroleum basins of the United States. The strategy of the Company is to participate in the production of oil and gas reserves as a royalty holder or minority non-operator working interest owner in a growing, diversified portfolio of producing oil and gas wells.

To date the Company has purchased one oil and gas interest, which is a non-operator minority interest in a producing well in Polk County, Texas which produces commercial amounts of both natural gas and liquid condensates. The Company is currently evaluating additional interests for potential purchase. The Company expects its future oil and gas interest acquisitions will be located primarily in Texas, Oklahoma, Kansas, North Dakota and adjoining mid-continental regions.

The Company intends to limit its acquisitions to royalty or small minority non-operated working interests not requiring any active management by the Company, but having professional oilfield operators experienced in local production operations. As a non-operator, the Company is focused on maintaining a low overhead structure. The Company also will target its purchases primarily to properties having current material production on a regular basis. The Company does not intend to invest or participate in any drilling operations.

Basis of Accounting
The accounts of the Company are maintained and these financial statements have been prepared in conformity with the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company maintains its cash in a bank checking account which is equal to market value. Cash and cash equivalents consist of the following:

	December 31, 2012
Cash- corporate checking account	$ 83,970.43

Revenue Recognition

Oil and gas revenues are recognized as received by the Company.

Segment Reporting

The Company operates in a single segment- oil and gas operations.

Fair Value of Financial Instruments

The Financial Accounting Standards Board (FASB) has established a framework for measuring fair value in generally accepted accounting principles and guiding disclosures about fair value measurements. The adoption of this FASB standard does not have a material effect on the Company's financial statements as reflected herein.

Full Cost Method

The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to the purchase or development of oil and gas properties are initially capitalized into a single cost center known as the "full cost pool." The Company does not intend to conduct any drilling or exploratory activities for oil and gas, and accordingly many of the elements of full cost accounting will not apply. The costs we incur will include the purchase price of oil and gas properties, related acquisition expenses and any development costs, but will not include the costs related to production or corporate overhead or other general expenses. Costs associated with production and general corporate activities are expensed in the period incurred. Capitalized costs are summarized as follows for the period from inception to December 31, 2012:

	March 5, 2012 (Inception) to December 31, 2012
Purchase of Champion B-5 lease interest, Polk County TX…..	$11,000

Any proceeds from property sales will generally be credited to the full cost pool, with no gain or loss recognized, unless such a sale would significantly alter the relationship between capitalized costs and the reserves attributable to these costs. Capitalized costs associated with properties having proved reserves are depleted and amortized on the unit-of-production method based on the estimated remaining proved reserves as determined primarily by applying the known production decline rate of each property to its estimated remaining commercial life. The Company will determine the value of its full cost pool on an annual basis, and if our capitalized costs valuations exceed any ceiling determined under the full cost accounting method, any such excess will be charged to earnings as an impairment expense.

Stock-Based Compensation

The Company has adopted FASB guidance regarding stock-based compensation, whereby all share-based payments to employees or service providers, including any grants of stock options, are to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Common stock issued for compensation for the period from March 5, 2012 (Inception) to December 31, 2012 totaled $5,000. The Company does not have any stock options outstanding. If any such options are issued in the future, the Company intends to use the Black-Scholes options pricing model to determine their valuations.

Basic and Diluted Loss Per Share

The basic net loss per common share was computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted loss per share is not presented, since the Company does not have any potential dilutive securities.

Cash Concentrations

The Company maintains its cash balances at one banking institution. Current FDIC insured levels are $250,000 per financial institution, and accordingly all bank balances of the Company since its inception were fully insured by the FDIC.

Income Taxes

The Company accounts for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized for expected future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operating results in the period of enactment. Deferred tax assets are reduced by a valuation allowance when it is determined that it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company has evaluated for uncertain tax positions and believes there are none. Federal and state taxing authorities generally have the right to examine tax returns for three years from the date of filing. Any interest or penalties incurred by the Company would be included in operating expenses in the accompanying financial statements.

We incurred a financial statement loss of $8,723 which amount will be our net operating loss for income tax purposes. The Company has no timing differences between its financial reporting and income tax return as of December 31, 2012. Deferred tax assets of $3,500 related to the loss are considered fully impaired due to the fact we have not established profitable operations to offset the loss against. Realization of the tax asset would require we produce taxable income from an income tax prospective.

Note 2 – Fair Value Measures and Disclosures

Pursuant to FASB ASC Topic 820 ("ASC 820"), the Company is required to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 has established a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. Categorization of assets and liabilities within this fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:

Level 1 – assets or liabilities for which there are quoted prices in active markets for identical assets or liabilities.

Level 2 – assets or liabilities for which there are inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in inactive markets, inputs other than quoted prices that are observable for the assets or liabilities, and inputs that are derived principally from or corroborated by observable market data.

Level 3 – assets or liabilities for which there are unobservable inputs or assumptions which are significant in the measurement of the fair value of the assets or liabilities.

The following table summarizes the Company's assets and liabilities by level, which were accounted for at fair value as of December 31, 2012. There were no liabilities.

	Level 1	Level 2	Level 3
Assets:			
Cash	$83,970	-	-
Oil and gas properties	-	$10,307	-
Deferred offering costs	-	-	$ 6,000

Note 3 – Oil and Gas Properties

The Company holds a small interest in one oil and gas lease, the Champion International B-5. This lease has one well producing natural gas and liquid condensates from the Woodbine formation in Polk County, Texas. The Company acquired a 1.95% working interest in the well for $11,000 in August 2012. During the five-month period from August through December, 2012, this well produced 5,213 MCF of natural gas and 695 barrels of liquid condensates.

Note 4 – Deferred Offering Costs

Offering costs incurred by the Company for its planned public stock offering have been deferred. These offering costs will be charged to the common stock account if the offering is successful, or these costs will be expensed to operations if the offering is not successful.

Note 5 – Common Stock and Related Party Transactions

In March 2012, the Company issued a total of 10,000 unregistered common shares, valued at $.50 per share, to its two directors (5,000 to each of them) in consideration for their management services relating to the organization and incorporation of the Company.

Also in March 2012, the Company sold 33,000 unregistered common shares at $1.00 per share to a principal shareholder in an isolated private transaction.

Through a private placement conducted during July-December 2012, the Company sold a total of 54,000 unregistered common shares to accredited investors at $1.50 per share

Office of the Minnesota Secretary of State
Certificate of Incorporation

I, Mark Ritchie, Secretary of State of Minnesota, do certify that: The following business entity has duly complied with the relevant provisions of Minnesota Statutes listed below, and is formed or authorized to do business in Minnesota on and after this date with all the powers, rights and privileges, and subject to the limitations, duties and restrictions, set forth in that chapter.

The business entity is now legally registered under the laws of Minnesota.

Name: Abbott Energy Inc.

File Number: 476036100025

Minnesota Statutes, Chapter: 302A

This certificate has been issued on: 03/05/2012


THE GREAT SEAL OF THE STATE OF MINNESOTA
L'ETOILE DU NORD
1858

Mark Ritchie

Mark Ritchie
Secretary of State
State of Minnesota

DC - Org.

ARTICLES OF INCORPORATION
OF
ABBOTT ENERGY INC.

The following Articles of Incorporation are adopted pursuant to Minnesota Statutes, Chapter 302A by Abbott Energy Inc., a corporation organized and existing under the laws of the State of Minnesota (the "Corporation").

ARTICLE 1

Name: The name of the Corporation shall be Abbott Energy Inc.

ARTICLE 2

Registered Office: The address of the Corporation's registered office in the State of Minnesota, County of Hennepin, shall be 9372 Creekwood Drive, Eden Prairie, MN 55347.

ARTICLE 3

Authorized Shares: The aggregate number of shares the Corporation has authority to issue shall be One Hundred Twenty Million (120,000,000) shares of capital stock, of which 100,000,000 shares shall be Common Stock with a par value of $.01 per share, and 20,000,000 shares shall be Preferred Stock with a par value also of $.01 per share. The Board of Directors of the Corporation is authorized to establish one or more classes or series of the Preferred Stock, by resolution adopted in the manner provided by law, and to fix the relative powers, rights, qualifications, restrictions, and preferences of each such class or series, including without limitation, the right to create voting, dividend, and liquidation rights and privileges greater than those of the Common Stock.

ARTICLE 4

Certain Shareholder Rights: No shareholder shall be entitled to any preemptive right to purchase, subscribe for or otherwise acquire any new or additional securities of the Corporation, or any options or warrants to purchase, subscribe for or otherwise acquire any such new additional securities before the Corporation may offer them to other persons. No shareholder shall be entitled to any cumulative voting rights.

ARTICLE 5

Written Action by Board: An action required or to be taken by the Board of Directors of the Corporation may be taken by written action signed by the number of directors that would be required to take the same action at a meeting of the Board at which all directors are present, except as to those matters that take shareholder approval, in which case the written action must be signed by all members of the Board of Directors.

ARTICLE 6

Nonliability of Directors. To the fullest extent permitted by Minnesota Statutes, as the same exists or may hereafter be amended, a director of the Corporation shall not be liable to the Corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. No amendment to or repeal of this Article 6 shall apply to or have any effect on the liability or alleged liability of any director of the Corporation for or with respect to any acts or omissions of such director occurring prior to such amendment or repeal.

ARTICLE 7

Indemnification of Directors and Officers: The corporation shall indemnify and may, in the discretion of the Board of Directors, insure current and former directors, officers and employees of the Corporation in the manner and to the fullest extent permitted by law.

ARTICLE 8

Incorporator: The name and address of the incorporator is Robert O. Knutson, 9372 Creekwood Drive, Eden Prairie, MN 55347.

IN WITNESS WHEREOF, the undersigned has hereunto set his hand as of the 5th day of March, 2012.



Robert O. Knutson, Incorporator

Drafted by:
Robert O. Knutson
Attorney at Law
9372 Creekwood Drive
Eden Prairie, MN 55347



BYLAWS OF

ABBOTT ENERGY INC.

ARTICLE I.
OFFICES, CORPORATE SEAL

Section 1.01. Registered Office. The registered office of the corporation in Minnesota shall be that set forth in the articles of incorporation or in the most recent amendment of the articles of incorporation or resolution of the directors filed with the secretary of state of Minnesota changing the registered office.

Section 1.02. Other Offices. The corporation may have such other offices, within or without the state of Minnesota, as the directors shall, from time to time, determine.

Section 1.03. Corporate Seal. The corporation shall have no seal. (*)

ARTICLE II.
MEETINGS OF SHAREHOLDERS

Section 2.01. Place and Time of Meetings. Except as provided otherwise by the Minnesota Business Corporation Act, meetings of the shareholders may be held at any place, within or without the state of Minnesota, as may from time to time be designated by the directors and, in the absence of such designation, shall be held at the registered office of the corporation in the state of Minnesota. The directors shall designate the time of day for each meeting and, in the absence of such designation, every meeting of shareholders shall be held at ten o'clock a.m.

Section 2.02. Regular Meetings.

(a) A regular meeting of the shareholders shall be held on such date as the board of directors shall by resolution establish.

(b) At a regular meeting the shareholders, voting as provided in the articles of incorporation and these bylaws, shall elect qualified successors for directors who serve for an indefinite term or whose terms have expired or are due to expire within six months after the date of the meeting and shall transact such other business as may properly come before them.

Section 2.03. Special Meetings. Special meetings of the shareholders may be held at any time and for any purpose and may be called by the chief executive officer, the chief financial officer, two or more directors or by a shareholder or shareholders holding 10% or more of the voting power of all shares entitled to vote, except that a special meeting for the purpose of considering any action to directly or indirectly facilitate or affect a business combination, including

(*) provided that a facsimile seal can be included and used on stock certificates as determined by the Secretary of the corporation.

any action to change or otherwise affect the composition of the board of directors for that purpose, must be called by 25% or more of the voting power of all shares entitled to vote. A shareholder or shareholders holding the requisite percentage of the voting power of all shares entitled to vote may demand a special meeting of the shareholders by written notice of demand given to the chief executive officer or chief financial officer of the corporation and containing the purposes of the meeting. Within 30 days after receipt of demand by one of those officers, the board of directors shall cause a special meeting of shareholders to be called and held on notice no later than 90 days after receipt of the demand, at the expense of the corporation. Special meetings shall be held on the date and at the time and place fixed by the chief executive officer or the board of directors, except that a special meeting called by or at demand of a shareholder or shareholders shall be held in the county where the principal executive office is located. The business transacted at a special meeting shall be limited to the purposes as stated in the notice of the meeting.

Section 2.04. Quorum, Adjourned Meetings. The holders of a majority of the shares entitled to vote shall constitute a quorum for the transaction of business at any regular or special meeting. In case a quorum shall not be present at a meeting, the meeting may be adjourned from time to time without notice other than announcement at the time of adjournment of the date, time and place of the adjourned meeting. If a quorum is present, a meeting may be adjourned from time to time without notice other than announcement at the time of adjournment of the date, time and place of the adjourned meeting. At adjourned meetings at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. If a quorum is present when a meeting is convened, the shareholders present may continue to transact business until adjournment notwithstanding the withdrawal of enough shareholders originally present to leave less than a quorum.

Section 2.05. Voting. At each meeting of the shareholders every shareholder having the right to vote shall be entitled to vote either in person or by proxy. Each shareholder, unless the articles of incorporation or statutes provide otherwise, shall have one vote for each share having voting power registered in such shareholder's name on the books of the corporation. Jointly owned shares may be voted by any joint owner unless the corporation receives written notice from any one of them denying the authority of that person to vote those shares. Upon the demand of any shareholder, the vote upon any question before the meeting shall be by ballot. All questions shall be decided by a majority vote of the number of shares entitled to vote and represented at the meeting at the time of the vote except if otherwise required by statute, the articles of incorporation, or these bylaws.

Section 2.06. Record Date. The board of directors may fix a date, not exceeding 60 days preceding the date of any meeting of shareholders, as a record date for the determination of the shareholders entitled to notice of, and to vote at, such meeting, notwithstanding any transfer of shares on the books of the corporation after any record date so fixed. If the board of directors fails to fix a record date for determination of the shareholders entitled to notice of, and to vote at, any meeting of shareholders, the record date shall be the 20th day preceding the date of such meeting.

Section 2.07. Notice of Meetings. There shall be mailed to each shareholder, shown by the books of the corporation to be a holder of record of voting shares, at his or her address as shown by the books of the corporation, a notice setting out the time and place of each regular meeting and each special meeting, except (unless otherwise provided in section 2.04 hereof) where the meeting is an adjourned meeting and the date, time and place of the meeting were announced at the time of adjournment, which notice shall be mailed at least five days prior thereto (unless otherwise provided in section 2.04 hereof); except that notice of a meeting at which a plan of merger or exchange is to be considered shall be mailed to all shareholders of record, whether entitled to vote or not, at least fourteen days prior thereto. Every notice of any special meeting called pursuant to section 2.03 hereof shall state the purpose or purposes for which the meeting has been called, and the business transacted at all special meetings shall be confined to the purposes stated in the notice. The written notice of any meeting at which a plan of merger or exchange is to be considered shall so state such as a purpose of the meeting. A copy or short description of the plan of merger or exchange shall be included in or enclosed with such notice.

Section 2.08. Waiver of Notice. Notice of any regular or special meeting may be waived by any shareholder either before, at or after such meeting orally or in writing signed by such shareholder or a representative entitled to vote the shares of such shareholder. A shareholder, by his or her attendance at any meeting of shareholders, shall be deemed to have waived notice of such meeting, except where the shareholder objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened, or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of the item at that meeting.

Section 2.09. Written Action. Any action which might be taken at a meeting of the shareholders may be taken without a meeting if done in writing and signed by all of the shareholders entitled to vote on that action.

ARTICLE III.
DIRECTORS

Section 3.01. General Powers. The business and affairs of the corporation shall be managed by or under the authority of the board of directors, except as otherwise permitted by statute.

Section 3.02. Number, Qualification and Term of Office. Until the organizational meeting of the board of directors, the number of directors shall be the number named in the articles of incorporation. Thereafter, the number of directors shall be increased or decreased from time to time by resolution of the board of directors or the shareholders. Directors need not be shareholders. Each of the directors shall hold office until the regular meeting of shareholders next held after such director's election and until such director's successor shall have been elected and shall qualify, or until the earlier death, resignation, removal, or disqualification of such director.

Section 3.03. Board Meetings. Meetings of the board of directors may be held from time to time at such time and place within or without the state of Minnesota as may be designated in the notice of such meeting.

Section 3.04. Calling Meetings; Notice. Meetings of the board of directors may be called by the chairman of the board by giving at least twenty-four hours' notice, or by any other director by giving at least five days' notice, of the date, time and place thereof to each director by mail, telephone, telegram or in person. If the day or date, time and place of a meeting of the board of directors has been announced at a previous meeting of the board, no notice is required. Notice of an adjourned meeting of the board of directors need not be given other than by announcement at the meeting at which adjournment is taken.

Section 3.05. Waiver of Notice. Notice of any meeting of the board of directors may be waived by any director either before, at, or after such meeting orally or in a writing signed by such director. A director, by his or her attendance at any meeting of the board of directors, shall be deemed to have waived notice of such meeting, except where the director objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting.

Section 3.06. Quorum. A majority of the directors holding office immediately prior to a meeting of the board of directors shall constitute a quorum for the transaction of business at such meeting.

Section 3.07. Absent Directors. A director may give advance written consent or opposition to a proposal to be acted on at a meeting of the board of directors. If such director is not present at the meeting, consent or opposition to a proposal does not constitute presence for purposes of determining the existence of a quorum, but consent or opposition shall be counted as a vote in favor of or against the proposal and shall be entered in the minutes or other record of action at the meeting, if the proposal acted on at the meeting is substantially the same or has substantially the same effect as the proposal to which the director has consented or objected.

Section 3.08. Conference Communications. Any or all directors may participate in any meeting of the board of directors, or of any duly constituted committee thereof, by any means of communication through which the directors may simultaneously hear each other during such meeting. For the purposes of establishing a quorum and taking any action at the meeting, such directors participating pursuant to this section 3.08 shall be deemed present in person at the meeting; and the place of the meeting shall be the place of origination of the conference telephone conversation or other comparable communication technique.

Section 3.09. Vacancies; Newly Created Directorships. Vacancies on the board of directors of this corporation occurring by reason of death, resignation, removal or disqualification shall be filled for the unexpired term by a majority of the remaining directors of the board although less than a quorum; newly created directorships resulting from an increase in the authorized number of directors by action of the board of directors as permitted by section 3.02 may be filled by a majority vote of the directors serving at the time of such increase; and each director elected pursuant to this section 3.09 shall be a director until such director's successor is elected by the shareholders at their next regular or special meeting.

Section 3.10. Removal. Any or all of the directors may be removed from office at any time, with or without cause, by the affirmative vote of the shareholders holding a majority of the shares entitled to vote at an election of directors except, as otherwise provided by the Minnesota Business Corporation Act, Section 302A.223, as amended, when the shareholders have the right to cumulate their votes. A director named by the board of directors to fill a vacancy may be removed from office at any time, with or without cause, by the affirmative vote of the remaining directors if the shareholders have not elected directors in the interim between the time of the appointment to fill such vacancy and the time of the removal. In the event that the entire board or any one or more directors be so removed, new directors may be elected at the same meeting.

Section 3.11. Committees. A resolution approved by the affirmative vote of a majority of the board of directors may establish committees having the authority of the board in the management of the business of the corporation to the extent provided in the resolution. A committee shall consist of one or more persons, who need not be directors, appointed by affirmative vote of a majority of the directors present. Committees are subject to the direction and control of, and vacancies in the membership thereof shall be filled by, the board of directors.

A majority of the members of the committee present at a meeting is a quorum for the transaction of business, unless a larger or smaller proportion or number is provided in a resolution approved by the affirmative vote of a majority of the directors present.

Section 3.12. Written Action. Any action which might be taken at a meeting of the board of directors, or any duly constituted committee thereof, may be taken without a meeting if done in writing and signed by all of the directors or committee members, unless the articles provide otherwise and the action need not be approved by the shareholders.

Section 3.13. Compensation. Directors who are not salaried officers of this corporation shall receive such fixed sum per meeting attended or such fixed annual sum as shall be determined, from time to time, by resolution of the board of directors. The board of directors may, by resolution, provide that all directors shall receive their expenses, if any, of attendance at meetings of the board of directors or any committee thereof. Nothing herein contained shall be construed to preclude any director from serving this corporation in any other capacity and receiving proper compensation therefor.

ARTICLE IV.
OFFICERS

Section 4.01. Number. The officers of the corporation shall consist of a chairman of the board (if one is elected by the board), the president, one or more vice presidents (if desired by the board), a ~~treasurer~~, a secretary (if one is elected by the board) and such other officers and agents as may, from time to time, be elected by the board of directors. Any number of offices may be held by the same person.

Section 4.02. Election, Term of Office and Qualifications. The board of directors shall elect or appoint, by resolution approved by the affirmative vote of a majority of the directors present, from within or without their number, the president, ~~treasurer~~ and such other officers as may be deemed advisable, each of whom shall have the powers, rights, duties, responsibilities, and terms of office provided for in these bylaws or a resolution of the board of directors not inconsistent therewith. The president and all other officers who may be directors shall continue to hold office until the election and qualification of their successors, notwithstanding an earlier termination of their directorship.

Section 4.03. Removal and Vacancies. Any officer may be removed from his or her office by the board of directors at any time, with or without cause.

Such removal, however, shall be without prejudice to the contract rights of the person so removed. If there be a vacancy in an office of the corporation by reason of death, resignation or otherwise, such vacancy shall be filled for the unexpired term by the board of directors.

Section 4.04. Chairman of the Board. The chairman of the board, if one is elected, shall preside at all meetings of the shareholders and directors and shall have such other duties as may be prescribed, from time to time, by the board of directors.

Section 4.05. President. The president shall be the chief executive officer and shall have general active management of the business of the corporation. In the absence of the chairman of the board, he or she shall preside at all meetings of the shareholders and directors. He or she shall see that all orders and resolutions of the board of directors are carried into effect. He or she shall execute and deliver, in the name of the corporation, any deeds, mortgages, bonds, contracts or other instruments pertaining to the business of the corporation unless the authority to execute and deliver is required by law to be exercised by another person or is expressly delegated by the articles or bylaws or by the board of directors to some other officer or agent of the corporation. He or she shall maintain records of and, whenever necessary, certify all proceedings of the board of directors and the shareholders, and in general, shall perform all duties usually incident to the office of the president. He or she shall have such other duties as may, from time to time, be prescribed by the board of directors.

Section 4.06. Vice President. Each vice president, if one or more is elected, shall have such powers and shall perform such duties as prescribed by the board of directors or by the president. In the event of the absence or disability of the president, the vice president(s) shall succeed to his or her power and duties in the order designated by the board of directors.

Section 4.07. Secretary. The secretary, if one is elected, shall be secretary of and shall attend all meetings of the shareholders and board of directors and shall record all proceedings of such meetings in the minute book of the corporation. He or she shall give proper notice of meetings of shareholders and directors. He or she shall perform such other duties as may, from time to time, be prescribed by the board of directors or by the president.

Section 4.08. ~~Treasurer. The treasurer shall be~~ The chief financial officer and shall keep accurate financial records for the corporation. He or she shall deposit all moneys, drafts and checks in the name of, and to the credit of, the corporation in such banks and depositories as the board of directors shall, from time to time, designate. He or she shall have power to endorse, for deposit, all notes, checks and drafts received by the corporation. He or she shall disburse the funds of the corporation, as ordered by the board of directors, making proper vouchers therefor. He or she shall render to the president and the directors, whenever requested, an account of all his or her transactions as treasurer and of the financial condition of the corporation, and shall perform such other duties as may, from time to time, be prescribed by the board of directors or by the president.

Section 4.09. Compensation. The officers of the corporation shall receive such compensation for their services as may be determined, from time to time, by resolution of the board of directors.

ARTICLE V.
SHARES AND THEIR TRANSFER

Section 5.01. Certificates for Shares. All shares of the corporation shall be certificated shares. Every owner of shares of the corporation shall be entitled to a certificate, to be in such form as shall be prescribed by the board of directors, certifying the number of shares of the corporation owned by such shareholder. The certificates for such shares shall be numbered in the order in which they shall be issued and shall be signed, in the name of the corporation, by the president and by the secretary or an assistant secretary or by such officers as the board of directors may designate. If the certificate is signed by a transfer agent or registrar, such signatures of the corporate officers may be by facsimile if authorized by the board of directors. Every certificate surrendered to the corporation for exchange or transfer shall be cancelled, and no new certificate or certificates shall be issued in exchange for any existing certificate until such existing certificate shall have been so cancelled, except in cases provided for in section 5.04.

Section 5.02. Issuance of Shares. The board of directors is authorized to cause to be issued shares of the corporation up to the full amount authorized by the articles of incorporation in such amounts as may be determined by the board of directors and as may be permitted by law. Shares may be issued for any consideration, including, without limitation, in consideration of cash or other property, tangible or intangible, received or to be received by the corporation under a written agreement, of services rendered or to be rendered to the corporation under a written agreement, or of an amount transferred from surplus to stated capital upon a share dividend. At the time of approval of the issuance of shares, the board of directors shall state, by resolution, its determination of the fair value to the corporation in monetary terms of any consideration other than cash for which shares are to be issued.

Section 5.03. Transfer of Shares. Transfer of shares on the books of the corporation may be authorized only by the shareholder named in the certificate, or the shareholder's legal representative, or the shareholder's duly authorized attorney-in-fact, and upon surrender of the certificate or the certificates for such shares. The corporation may treat as the absolute owner of shares of the corporation, the person or persons in whose name shares are registered on the books of the corporation.

Section 5.04. Loss of Certificates. Except as otherwise provided by the Minnesota Business Corporation Act, Section 302A.419, any shareholder claiming a certificate for shares to be lost, stolen, or destroyed shall make an affidavit of that fact in such form as the board of directors shall require and shall, if the board of directors so requires, give the corporation a bond of indemnity in form, in an amount, and with one or more sureties satisfactory to the board of directors, to indemnify the corporation against any claim which may be made against it on account of the reissue of such certificate, whereupon a new certificate may be issued in the same tenor and for the same number of shares as the one alleged to have been lost, stolen or destroyed.

ARTICLE VI.
DISTRIBUTIONS, RECORD DATE

Section 6.01. Distributions. Subject to the provisions of the articles of incorporation, of these bylaws, and of law, the board of directors may authorize and cause the corporation to make distributions whenever, and in such amounts or forms as, in its opinion, are deemed advisable.

Section 6.02. Record Date. Subject to any provisions of the articles of incorporation, the board of directors may fix a date not exceeding 120 days preceding the date fixed for the payment of any distribution as the record date for the determination of the shareholders entitled to receive payment of the distribution and, in such case, only shareholders of record on the date so fixed shall be entitled to receive payment of such distribution notwithstanding any transfer of shares on the books of the corporation after the record date.

ARTICLE VII.
BOOKS AND RECORDS, FISCAL YEAR

Section 7.01. Share Register. The board of directors of the corporation shall cause to be kept at its principal executive office, or at another place or places within the United States determined by the board:

(1) a share register not more than one year old, containing the names and addresses of the shareholders and the number and classes of shares held by each shareholder; and

(2) a record of the dates on which certificates or transaction statements representing shares were issued.

Section 7.02. Other Books and Records. The board of directors shall cause to be kept at its principal executive office, or, if its principal executive office is not in Minnesota, shall make available at its Minnesota registered office within ten days after receipt by an officer of the corporation of a written demand for them made by a shareholder or other person authorized by the Minnesota Business Corporation Act, Section 302A.461, originals or copies of:

(1) records of all proceedings of shareholders for the last three years;

(2) records of all proceedings of the board for the last three years;

(3) its articles and all amendments currently in effect;

(4) its bylaws and all amendments currently in effect;

(5) financial statements required by the Minnesota Business Corporation Act, Section 302A.463 and the financial statements for the most recent interim period prepared in the course of the operation of the corporation for distribution to the shareholders or to a governmental agency as a matter of public record;

(6) reports made to shareholders generally within the last three years;

(7) a statement of the names and usual business addresses of its directors and principal officers; and

(8) any shareholder voting or control agreements of which the corporation is aware.

Section 7.03. Fiscal Year. The fiscal year of the corporation shall be determined by the board of directors.

ARTICLE VIII.
LOANS, GUARANTEES, SURETYSHIP

Section 8.01. The corporation may lend money to, guarantee an obligation of, become a surety for, or otherwise financially assist a person if the transaction, or a class of transactions to which the transaction belongs, is approved by the affirmative vote of a majority of the directors present, and:

(1) is in the usual and regular course of business of the corporation;

(2) is with, or for the benefit of, a related corporation, an organization in which the corporation has a financial interest, an organization with which the corporation has a business relationship, or an organization to which the corporation has the power to make donations;

(3) is with, or for the benefit of, an officer or other employee of the corporation or a subsidiary, including an officer or employee who is a director of the corporation or a subsidiary, and may reasonably be expected, in the judgment of the board, to benefit the corporation; or

(4) has been approved by (a) the holders of two-thirds of the voting power of the shares entitled to vote which are owned by persons other than the interested person or persons, or (b) the unanimous affirmative vote of the holders of all outstanding shares whether or not entitled to vote.

Such loan, guarantee, surety contract or other financial assistance may be with or without interest, and may be unsecured, or may be secured in the manner as a majority of the directors present approve, including, without limitation, a pledge of or other security interest in shares of the corporation. Nothing in this section shall be deemed to deny, limit or restrict the powers of guaranty, surety or warranty of the corporation at common law or under a statute of the state of Minnesota.

ARTICLE IX.
INDEMNIFICATION OF CERTAIN PERSONS

Section 9.01. The corporation shall indemnify all officers and directors of the corporation, for such expenses and liabilities, in such manner, under such circumstances and to such extent as permitted by Section 302A.521 of the Minnesota Business Corporation Act, as now enacted or hereafter amended. The Board of Directors may authorize the purchase and maintenance of insurance and/or the execution of individual agreements for the purpose of such indemnification, and the corporation shall advance all reasonable costs and expenses (including attorneys' fees) incurred in defending any action, suit or proceeding to all persons entitled to indemnification under this section 9.01, all in the manner, under the circumstances and to the extent permitted by Section 302A.521 of the Minnesota Business Corporation Act, as now enacted or hereafter amended. Unless otherwise approved by the Board of Directors, the corporation shall not indemnify any employee of the corporation who is not otherwise entitled to indemnification pursuant to this section 9.01.

ARTICLE X.
AMENDMENTS

Section 10.01. These bylaws may be amended or altered by a vote of the majority of the whole board of directors at any meeting. Such authority of the board of directors is subject to the power of the shareholders, exercisable in the manner provided in the Minnesota Business Corporation Act, Section 302A.181, subd. 3, to adopt, amend, or repeal bylaws adopted, amended, or repealed by the board of directors. After the adoption of the initial bylaws, the board of directors shall not make or alter any bylaws fixing a quorum for meetings of shareholders, prescribing procedures for removing directors or filling vacancies in the board of directors, or fixing the number of directors or their classifications, qualifications, or terms of office, except that the board of directors may adopt or amend any bylaw to increase their number.

48

NUMBER
120

Abbott Energy Inc

Incorporated Under the Laws of the State of Minnesota

SHARES

THIS CERTIFIES THAT

Is the Record Holder of

FULLY PAID AND NON-ASSESSABLE SHARES OF THE COMMON STOCK $.01 PAR VALUE, OF

ABBOTT ENERGY INC

Transferable only on the books of the Corporation by the holder hereof in person or by Attorney upon surrender of this certificate properly endorsed.

IN WITNESS WHEREOF, the said Corporation has caused this certificate to be signed by its duly appointed officer.

Dated:

____

President

The Following abbreviations, when used in the inscription on the face of this certificate, shall be construed as though they were written out in full according to applicable laws or regulations:

TEN COM – as tenants in common

TEN ENT – as tenants by entireties

JT TEN - as joint tenants with right of survivorship and not as tenants in common

Additional abbreviations may also be used though not in the above list.

UTMA - __________ Custodian ____________
(Cust) (Minor)
under Uniform Transfer to Minors

Act ________________________
(State)

For value received ____________________ hereby sell, assign and transfer unto

PLEASE INSERT SOCIAL SECURITY OR OTHER INDENTIFYING NUMBER OR ASSIGNEE

PLEASE PRINT OR TYPEWRITE NAME AND ADDRESS INCLUDING POSTAL ZIP CODE OF ASSIGNEE

Shares of the common stock represented by the within Certificate, and do hereby irrevocably constitute and appoint ____________________________ Attorney to transfer the said stock on the books of the within-named Corporation with full power of substitution in the premises.

Dated: ______________ ________________________________

Notice: The signature to this assignment must correspond with the name as written upon the face of the certificate particular without alteration or enlargement or any change whatever.

SUBSCRIPTION AGREEMENT

ABBOTT ENERGY INC.
Common Stock
Par Value $.01 Per Share

I hereby subscribe for the purchase of ____________ common shares of Abbott Energy Inc., a Minnesota corporation (the "Company"), at the offering price of $2.50 per share, and in payment for such shares submit my check in the amount $______________.

I have received, reviewed and am familiar with the contents of an Offering Circular of the Company dated ______________, 2013, and I understand that no one has authority to give any information or to make any representation regarding this offering of common shares of the Company not contained in the Offering Circular.

I understand that this investment is speculative and involves a high degree of risk.

Dated: ________________, 2013

____
Signature

Unless designated as "tenants in common" stock ownership in two or more names will be registered as joint tenants.

Print Name(s) to be Shown on Stock Certificate

____
Name

____
Street Address

____
City State Zip Code

____
Telephone Number SS# or Tax ID#

The Company reserves the right to reject, reduce or allot any or all subscriptions received from investors in this offering.

Complete and sign two copies of this Subscription Agreement, and return one copy with your check payable to "Abbott Energy Inc." to:

Abbott Energy Inc.
301 4th Ave. South – Ste. 980
Minneapolis, MN 55415

EXHIBIT 9

IMPOUNDMENT AGREEMENT.

THIS IMPOUNDMENT AGREEMENT made and entered into this ___________ day of ____________, 2013, by and between Abbott Energy Inc. (hereinafter called the Issuer), Bremer Bank (a national or state) banking association or trust company with principal offices in St. Paul, Minnesota (hereinafter called the Impoundment Agreement), ~~and ______________ whose address is ______________ (hereinafter called the Underwriter);~~

WITNESS THAT:

WHEREAS, Issuer has applied to the commissioner of commerce for the State of Minnesota (hereinafter called the commissioner) for registration of 120,000 Common Shares, .01 par (description of securities) for sale to the residents of the State of Minnesota; and

WHEREAS, as a condition of registration of such offering under the Securities Laws of the State of Minnesota the commissioner requires that the Issuer provide for the impoundment of the proceeds to be received from such offering of securities; and

WHEREAS, the Issuer and the Impoundment Agreement ~~and the Underwriter~~ desire to enter into an agreement with respect to agreements set forth herein, the parties hereto agree as follows:

1. PROCEEDS TO BE PLACED IN ESCROW:

All proceeds received from the sale of the securities subject to this Impoundment Agreement on or after the date hereof shall be paid to the Impoundment Agent within two business days from the date of sale and deposited by Impoundment Agent in an escrow account. During the term of this Impoundment Agreement, the Issuer ~~and Underwriter~~ shall cause all checks received by them in payment for such securities to be either payable to the Impoundment Agent or endorsed forthwith to the Impoundment Agent.

2. IDENTIFY OF SUBSCRIBERS:

The Issuer ~~and Underwriter~~ shall cause to be delivered to the Impoundment Agent two signed counterparts of each Subscription Agreement which shall contain, among other things, the name and address of each subscriber thereto, the date and amount subscribed, and the amount paid, or, in the alternative, shall furnish to the Impoundment Agent with each deposit of funds in the impoundment a list of the persons who have subscribed the money, showing the name, address, date and amount of subscription, and amount of money paid. All proceeds so deposited shall remain the property of the subscriber and shall not be subject to any liens or charges by the Impoundment Agent ~~of Underwriter~~, or judgments or creditors' claims against the Issuer until released to the Issuer as hereinafter provided.

3. DISBURSEMENT OF FUNDS:

Upon the receipt by Impoundment Agent of amounts paid in or not less than $ 150,000, the Impoundment Agent shall forthwith notify the commissioner in writing of the impoundment of such amounts. Upon receipt by Impoundment Agent of written authorization from the commissioner, then said Impoundment Agent, on demand of the Issuer, shall pay over to the Issuer all impounded funds. If the specified minimum amount of proceeds have not been impounded during the term of impoundment, then, within three business days after the last day of the term of impoundment, the Impoundment Agent shall notify the commissioner in writing that the conditions of impoundment have not been satisfied, and shall within a reasonable time, but in no event not more than thirty (30) days after the last day of the term of impoundment, refund to each subscriber at the address appearing on the Subscription Agreement or list of subscribers, or at such other address as shall be furnished the Impoundment Agent by the subscriber in writing, all sums paid pursuant to the subscription, and shall then notify the commissioner in writing of such refund.

4. TERM OF IMPOUNDMENT:

This impoundment shall terminate on the 120th day following the effective date of the registration of the Issuer's securities in the State of Minnesota, unless extended by the consent in writing of the parties hereto and all subscribers to the securities subscribed to date and the commissioner. Upon termination hereof, whether after extension or otherwise, the Impoundment Agent shall disburse the funds in the impoundment account in the manner and upon the terms directed in paragraph three hereof. The Issuer may abandon the sale of securities anytime prior to the date above. Upon the receipt of a copy of the Resolution authorizing said abandonment, duly attested to by the Secretary of the Issuer, accompanied by the written consent of the commissioner, Impoundment Agent shall be authorized to refund the moneys received from the subscribers.

5. TERMINATION BY REVOCATION OR SUSPENSION:

If at anytime prior to the termination under paragraph four of this impoundment, said Impoundment Agent is advised by the commissioner that the registration to sell securities has been revoked or suspended, said Impoundment Agent shall thereupon return all funds to the respective subscribers.

6. CONSENT OF COMMISSIONER TO RELEASE FUNDS:

No funds shall be released to the Issuer hereunder except upon the express written authorization of the commissioner. If the commissioner finds that any conditions of this Agreement have not been satisfied, or that any provisions of the Minnesota Securities Laws or regulations have not been complied with, then the commissioner may withhold such authorization for release of funds by the Impoundment Agent to the Issuer and may direct the Impoundment Agent to return the funds to the subscribers. In making a determination hereunder, the commissioner may require from the Issuer a statement of all expenses and/or all amounts paid into the escrow, certified by an independent certified public accountant or an officer of the Issuer and any further financial or other information as the commissioner may deem appropriate or helpful in making such determination.

7. INSPECTION OF RECORDS:

The commissioner may, at any time, inspect the records of the Impoundment Agent, insofar as they relate to this Impoundment Agreement, for the purpose of determining compliance with and conformance to the provisions of this Impoundment Agreement.

8. DUTY AND LIABILITY OF THE IMPOUNDMENT AGENT:

The sole duty of the Impoundment Agent, other than as herein specified, shall be to receive said funds and hold them subject to release, in accordance with the written instructions of the commissioner, and the Impoundment Agent shall be under no duty to determine whether the Issuer is complying with requirements of the commissioner in tendering to the Impoundment Agent said proceeds of the sale of said securities.

The Impoundment Agent may conclusively rely upon and shall be protected in acting upon statement, certificate, notice, request, consent, order or other document believed by it to be genuine and to have been signed or presented by the proper party or parties. The Impoundment Agent shall have no duty or liability to verify such statement, certificate, notice, request, consent, order or other document and its sole responsibility shall be to act only as expressly set forth in this Impoundment Agreement. The Impoundment Agent shall be under no obligation to institute or defend any action, suit or proceeding in connection with this Impoundment Agreement unless first indemnified to its satisfaction. The Impoundment Agent may consult counsel in respect of any question arising under this Impoundment Agreement and the Impoundment Agent shall not be liable for any action taken or omitted in good faith upon advice of such counsel. All funds held by Impoundment Agent pursuant to this Impoundment Agreement shall constitute trust property for the purposes for which they are held and the Impoundment Agent shall not be liable for any interest thereon.

9. IMPOUNDMENT AGENT'S FEE:

The Impoundment Agent shall be entitled to reasonable compensation for its services. The fee agreed upon the services rendered hereunder is intended as full compensation for the Impoundment Agent's services as contemplated by this Agreement provided, however, in the event that the conditions of this Impoundment Agreement are not fulfilled, or the Impoundment Agreement, or there is any assignment of interest in the subject matter of this Impoundment Agreement, or any material modification hereof, or if any material controversy arises hereunder, or the Impoundment Agent is made a party to or justifiably intervenes in any litigation pertaining to this Impoundment Agreement, or the subject matter hereof, the Impoundment Agent shall be reasonably compensated for such extraordinary services and reimbursed for all costs and expenses, including reasonable attorney's fees, occasioned by any delay, controversy, litigation, or event, and the same may be recoverable from the Issuer only.

10. BINDING AGREEMENT AND SUBSTITUTION OF IMPOUNDMENT AGENT:

The terms and conditions of this Agreement shall be binding on the heirs, executors and assigns, creditors or transferees, or successors in interest, whether by operation of law or otherwise, of the parties hereto. If, for any reason, the Impoundment Agent named herein should be unable or unwilling to continue as such Impoundment Agent, then the other parties to this Agreement may substitute, with the consent of the commissioner, another Impoundment Agent. Any apportionment of the fees provided for in paragraph nine will be subject to agreement of the parties.

11. ISSUANCE OF CERTIFICATES:

Until the terms of this Agreement have been met and the funds hereunder released to the Issuer, the Issuer may not issue any certificates or other evidence of securities, except subscription agreements.

IN WITNESS WHEREOF, the parties hereto have executed this Impoundment Agreement on the date first above written.

Issuer

By ____________________________________

Impoundment Agent

By ____________________________________

Its ____________________________________

(an authorized signature)

Accepted for filing:

____

Commissioner of Commerce

EXHIBIT 10 (a)

Consent of Independent Public Accountant

As independent public accountant, I hereby consent to the filing of and incorporation of this consent as an Exhibit to the Regulation A Offering Statement on Form 1-A under the Securities Act of 1933, as amended, and my report dated February 23, 2013 relating to my audit of Abbott Energy Inc., a Minnesota corporation (the "Company") as included in the Offering Circular and relating to financial statements as of December 31, 2012 and for the period from March 5, 2012 (inception) to December 31, 2012., and to the reference of my firm under the caption "Experts" in the Offering Circular.

Dated: March 19, 2013



Randy Simpson, CPA, P.C
A Professional Corporation
Sandy, Utah

ROBERT O. KNUTSON
Attorney at Law

9372 Creekwood Drive
Eden Prairie, MN 55347

(952) 941-0908
Fax (952) 941-2744

March 21, 2013

EXHIBIT 11

Abbott Energy Inc.
301 Fourth Ave. South
Minneapolis, MN 55415

Re: Opinion of Counsel for Regulation A Offering of Common Stock

Gentlemen:

I have acted as legal counsel to Abbott Energy Inc., a Minnesota corporation, (the "Company") in connection with the preparation and filing of a Regulation A Offering Statement on Form 1-A (the "Offering Statement") under the Securities Act of 1933, as amended, and relating to the public offering by the Company of a maximum of 120,000 shares of its common stock (the "Shares") at an offering price of $2.50 per share.

I have reviewed such corporate documents and records and made such examination of law as I have deemed necessary or appropriate to give the following opinion.

Accordingly, it is my opinion that:

1. The Company is a validly existing corporation in good standing under the laws of the State of Minnesota.
2. The Shares, when paid for and issued as contemplated by this offering, and when delivered against payment thereof in the manner contemplated by the offering, will be validly issued, fully paid, and non-assessable.

I hereby consent to the filing of this opinion as an exhibit to the Offering Statement, and to the reference of myself and my law offices in the Offering Statement under the caption "Legal Matters."

Very truly yours,



Robert O. Knutson